UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MSC INDUSTRIAL DIRECT CO. INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

553530106
(CUSIP Number)

December 31, 1998
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)


*The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553530106

1.  Name of Reporting Person
    I.R.S. Identification Number of Above Person
    (entities only)
            STEIN ROE & FARNHAM INCORPORATED
            36-3447638

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Citizenship or place of organization
            Delaware Corporation

Number of shares beneficially owned by each reporting person with
5.  Sole voting power                         700 shares

6.  Shared voting power                        -0-

7.  Sole dispositive power                     -0-

8.  Shared dispositive power              769,800 shares

9.  Aggregate amount beneficially owned by each reporting
person                                   769,800 shares

10. Check box if the aggregate amount in Row (9) excludes
certain shares                             not applicable

11. Percent of class represented by amount in Row 9   2.28%

12. Type of Reporting Person                    IA


CUSIP No. 550819106

1.  Name of Reporting Person
    I.R.S. Identification No. of above person
            STEIN ROE CAPITAL OPPORTUNITIES FUND
            36-6101801

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Citizenship or place of organization
            Massachusetts Business Trust

Number of shares beneficially owned by each reporting person with
5.  Sole voting power                     720,000 shares

6.  Shared voting power                      -0-

7.  Sole dispositive power                   -0-

8.  Shared dispositive power              720,000 shares

9.  Aggregate amount beneficially owned by each reporting
person                                    720,000 shares

10. Check box if the aggregate amount in Row (9) excludes
certain shares                              not applicable

11. Percent of class represented by amount in Row 9   2.13%

12. Type of Reporting Person                    IV


Item 1(a).  Name of Issuer:  MSC INDUSTRIAL DIRECT CO. INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
                  151 Sunnyside Blvd.
                  Plainview, NY   11803

Item 2(a).  Name of Person Filing:
              Stein Roe & Farnham Incorporated, jointly on its own behalf and on behalf of Stein Roe Capital
Opportunities Fund, a portfolio series of Stein Roe
Investment Trust

Item 2(b).  Address of Principal Business Office:
                 One South Wacker Drive
                 Chicago, IL 60606

Item 2(c).  Citizenship:    Delaware Corporation
                            Massachusetts Business Trust

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP Number 553530106

Item 3.  If this statement is filed pursuant to Sec.
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (e) [XX] An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E)
         (d) [XX] Investment company registered under
section 8 of the Investment Company Act of 1940 (15 U.S.C.
80a-8)

Item 4.  Ownership:
         (a) Amount beneficially owned:  769,800 shares

         (b)  Percent of Class:  2.32%

         (c)  Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:
               700 shares (Stein Roe & Farnham Incorporated)
        720,000 shares(Stein Roe Capital Opportunities Fund)

              (ii) shared power to vote or to direct the
vote:                                                    -0-

              (iii) sole power to dispose or to direct the
disposition:                                             -0-

              (iv) shared power to dispose or to direct the
disposition:                                  769,800 shares
                          (Stein Roe & Farnham Incorporated)
                                              720,000 shares
                      (Stein Roe Capital Opportunities Fund)

Item 5.  Ownership of Five Percent or Less of a Class:
           This report is being filed to reflect beneficial ownership of less than 5% of the common stock.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
              Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company:
              Not Applicable

Item 8.  Identification and Classification of Members of the
Group:
             Not Applicable

Item 9.  Notice of Dissolution of Group:
             Not Applicable

Item 10.  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999

By:  Stein Roe & Farnham Incorporated
     /s/ Kenneth J. Kozanda
       Kenneth J. Kozanda
       Senior Vice President & Chief Financial Officer

      SR&F Investment Trust
      /s/ Heidi J. Walter
        Heidi J. Walter
         Vice President & Secretary

AGREEMENT WITH REGARD TO JOINT FILING OF SCHEDULE 13G made this 3rd day of February, 1998, by and between STEIN
ROE & FARNHAM INCORPORATED, a Delaware Corporation ("SR&F") and STEIN ROE INVESTMENT TRUST, a Massachusetts business trust, on behalf of its series, STEIN ROE CAPITAL
OPPORTUNITIES FUND ("Capital Opportunities Fund")

WITNESSETH:

Whereas, SR&F has investment discretion with respect to the portfolio investments of Capital Opportunities Fund, and may therefore be considered a "beneficial owner" of such portfolio investments pursuant to Regulation 13D-G (the "Regulation") of the Securities and Exchange Commission; and,

Whereas, Capital Opportunities Fund retains voting authority with regard to its portfolio investments and may therefore also be considered a "beneficial owner" of such portfolio investments pursuant to the Regulation; and,

Whereas, due to such multiple definitions of beneficial ownership, both SR&F and Capital Opportunities Fund may be deemed to have incurred an obligation to report beneficial ownership of certain of Capital Opportunities Fund's portfolio holdings as of December 31, 1997; and,

Whereas, the Regulation authorizes "joint" filing of a single Schedule 13G when two or more eligible persons incur an obligation to report with respect to the same securities;

NOW THEREFORE, Stein Roe Investment Trust on behalf of Capital Opportunities Fund and SR&F agree that SR&F shall be authorized to file a single Schedule 13G, and any necessary amendments thereto, on behalf of itself and on behalf of Capital Opportunities Fund, with respect to each of Capital Opportunities Fund's holdings as to which such a report must be made.

STEIN ROE INVESTMENT TRUST

/s/ Stacy H. Winick, Vice President and Secretary

Attest:

/s/ Nicolette D. Parrish, Assistant Secretary

STEIN ROE & FARNHAM INCORPORATED

/s/ Kenneth J. Kozanda, Senior Vice President and Chief
Financial Officer

/s/ Scott P. Pedersen, Vice President